[redacted]

09042872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 01 2009
Washington, DC
110

SEC FILE NUMBER
8- 14550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2008 (MM/DD/YY) AND ENDING 09/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittingham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5809 Kennett Pike
(No. and Street)

Wilmington (City) Delaware (State) 19807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Sweeny (302) 656-8173
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheeler, Wolfenden & Dwares, P.A., C.P.A.'s
(Name – *if individual, state last, first, middle name*)

4550 New Linden Hill Road, Suite 201, Wilmington, Delaware 19808
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen P. Sweeny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of September 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

--The accompanying report will be made available to all Members and Allied Members.--

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

September 30, 2009

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	16
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5	17

WHEELER · WOLFENDEN · DWARES
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Brittingham, Inc.
Wilmington, Delaware

We have audited the accompanying statement of financial condition of Brittingham, Inc. (an S Corporation) as of September 30, 2009, and the related statements of operations, change in stockholder's equity, and cash flows for the year then ended that are to be filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. All information included in these financial statements is the representation of the management of Brittingham, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brittingham, Inc. as of September 30, 2009, and the results of its operations, change in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wheeler, Wolfenden & Dwares, PA

November 16, 2009
Wilmington, Delaware

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244
Members of the American Institute of Certified Public Accountants and the Delaware Society of Certified Public Accountants

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	212,569
Securities available for sale		815,651
Prepaid assets		4,118
Other assets		20,274
TOTAL ASSETS	$	1,052,612

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	37,015
Deferred income tax		94,904
Total liabilities		131,919
STOCKHOLDER'S EQUITY		
Common stock – $1 par value, authorized 1,500 shares, issued 556 shares		556
Additional paid-in capital		382,509
Retained earnings		(98,190)
Accumulated other comprehensive income		635,818
Total stockholder's equity		920,693
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,052,612

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2009

INCOME		
Security commissions	$	209,807
Interest and dividends		34,778
Realized gains on sale of securities available for sale		-
Other income		334
Total income		244,919
EXPENSES		
Employee compensation and benefits		115,336
Communication costs		34,553
Occupancy and other equipment costs		50,211
Other expenses		36,188
Total expenses		236,288
Income before income tax expense		8,631
Income tax expense		-
NET INCOME	$	8,631

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, September 30, 2008	$ 556	$ 382,509	$ (106,821)
Net income	-	-	8,631
Capital contribution	-	-	-
Other comprehensive loss	-	-	-
Income taxes related to other comprehensive income	-	-	-
Retirement of treasury stock	-	-	-
Common stock dividends	-	-	-
Balance, September 30, 2009	$ 556	$ 382,509	$ (98,190)

The accompanying notes are an integral part of these financial statements.

Accumulated Other Comprehensive Income	Total Stockholder's Equity
$ 926,336	$ 1,202,580
-	8,631
-	-
(290,518)	(290,518)
	-
-	-
-	
-	-
$ 635,818	$ 920,693

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	8,631
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in prepaid assets		469
Decrease in other assets		4,175
Decrease in accounts payable and accrued expenses		7,796
Decrease in deferred income taxes		271
Net cash provided by operating activities		21,342
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net increase in cash and cash equivalents		21,342
Cash and cash equivalents – beginning of year		191,227
Cash and cash equivalents – end of year	$	212,569
SUPPLEMENTARY INFORMATION		
Cash paid during the year for income tax	$	-
NON-CASH TRANSACTIONS		
Decrease in deferred income tax	$	-
Unrealized loss on securities held for sale		(290,518)
Other comprehensive loss	$	(290,518)

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

Brittingham, Inc. (the Company) is a broker of securities and a member of the New York Stock Exchange. Rule 17a-5, under the *Securities and Exchange Act of 1934,* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and, accordingly, these financial statements are for the year ended September 30, 2009.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Marketable securities traded on a national exchange are valued at the last reported sale price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

Effective January 1, 2005, the Company and its stockholder elected to be treated as an S corporation under subchapter S of the *Internal Revenue Code*. As such, the Company's taxable income is included in the individual tax returns of its stockholder for federal and all state income tax purposes starting on January 1, 2005.

Income taxes are calculated in accordance with Statement of Financial Accounting Standard No.109, *Accounting for Income Taxes*. Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2. Income Taxes (Continued)

During June 2006, the FASB released FASB Interpretation FIN No. 48, entitled *Accounting for Uncertainty in Income Taxes.* FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, entitled *Accounting for Income Taxes.* When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position (FSP) FIN 48-3, entitled *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the financial statements for the year ended September 30, 2009.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, entitled *Accounting for Contingencies.* Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance as of September 30, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Investment Securities

The Company accounts for securities under Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, which requires, among other things, that securities be classified into two categories and accounted for as follows:

- Securities held to maturity: Securities the Company has the positive intent and ability to hold until maturity are reported at cost and adjusted for amortization of premiums and accretion of discounts.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

4. Investment Securities (Continued)

- Securities available for sale: Securities available for sale are reported at fair market value. Unrealized holding gains and losses are reported, net of taxes, in accumulated other comprehensive income until realized.

Realized gains and losses from the sale of securities are determined using the specific identification method.

5. Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are the components of comprehensive income. The only component of accumulated other comprehensive income for the year ended September 30, 2009 was unrealized loss on securities available for sale.

The component of accumulated other comprehensive income was as follows:

Unrealized loss on securities available for sale	$(290,518)

6. Subsequent Events

The Company has evaluated subsequent events through November 16, 2009, which is the date the financial statements were available to be issued.

NOTE B – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and, accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*.

NOTE C – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule 15c3-1.

NOTE C – NET CAPITAL (CONTINUED)

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6-2/3% of "aggregate indebtedness". Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2009, the Company had a ratio of aggregate indebtedness to net capital of approximately .1840 to 1 and a net capital requirement of $250,000. Aggregate indebtedness and net capital, as defined, were $131,919 and $716,811, respectively, at September 30, 2009. The Company's current clearing agreement with National Financial Services (NFS) requires it to maintain minimum net capital of $100,000. As of September 30, 2009, the Company's net capital amount totaled $716,811.

NOTE D – INVESTMENTS

Securities available for sale consisted of the following at September 30, 2009:

	Cost	Gross Unrealized Gain	Carrying Fair Value
Common stock	$ 179,833	$ 635,818	$ 815,651

Securities available for sale that were in an unrealized position at September 30, 2009:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains
Common stock	$ 815,651	$ 635,818	$ -	$ -	$ 815,651	$ 635,818

The Company's investment in the common stock of NYSE Euronext (formerly named NYSE Group, Inc.) was acquired March 8, 2006 under terms of a merger agreement between New York Stock Exchange, Inc. and Archipelago Holdings, Inc., under which the Company agreed to exchange its New York Stock Exchange membership for 84,699 shares in NYSE Group, Inc. common stock. The Company's stockholdings in NYSE Group, Inc. are subject to certain restrictions as to transferability, which expire with respect to one-third of such shares received on the first, second and third anniversaries of the merger date.

Resulting from the initial public offering in May 2006, the Company was permitted early release with respect to 15,988 shares which were then sold, meaning that only the remaining 12,245 shares of the first one-third layer had their restrictions removed March 8, 2007. The 12,245 shares were released as scheduled and then sold. In June 2007, the Company was again permitted early release with respect to 28,233 shares which were subsequently transferred to the NFS account and sold. As of September 30, 2009, the Company held 28,233 shares of NYSE Euronext common stock. These shares became unrestricted and available for sale as of September 30, 2008.

NOTE E – COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business activities, the Company is subject to the rules and regulations of the New York Stock Exchange (NYSE) and the Commission. During fiscal 1998, Company management was informed that the Commission began an investigation of the activities of certain NYSE floor brokers, including the floor broker who formerly leased the Company's exchange seat. During fiscal 1999, the Commission subpoenaed certain documents from the Company.

The Company believes it has provided the Commission all documents responsive to the subpoena that were in the possession, custody or control of the Company. The Company believes that the records given to the Commission were destroyed on September 11, 2001. The Commission has not informed the Company that it is a target of the investigation. Accordingly, the Company has no reason to believe any action will be taken against it or its floor broker; however, it is possible that should such actions, if any, prove to be successful, the cost to the Company could be material.

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payment made to L. I. Holdings, Inc. during 2009 was $39,364.

NOTE F – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total commission earned from related parties for the fiscal year ended September 30, 2009 was $209,807.

NOTE G – INCOME TAXES

Components of income tax expense were as follows for the year ended September 30, 2009:

Federal	
Current – federal	$ -
Deferred – "built-in gains" tax	-
State and local taxes	-
Total income tax expense	$ -

The effective income tax rate for the year ended September 30, 2009 differs from the statutory income tax rate primarily due to state income tax expense.

NOTE G – INCOME TAXES (CONTINUED)

For the fiscal year ended September 30, 2009, there was no additional tax expense resulting from the elimination of deferred taxes with the subchapter S election. Under SFAS No. 109, any assets that are disposed of during a ten year period subsequent to the subchapter S election are subject to built-in gains tax. The Company has evaluated assets subject to built-in gains tax and determined that, in the event that such assets are sold within such ten year period, such tax would be imposed on the Company, at a rate of 35% under current tax law, on total sales proceeds exceeding $182,851 and less than $993,988.

Significant deferred tax liabilities of the Company are as follows as of September 30, 2009:

Unrealized gain on restricted marketable securities	
Tax effect on securities available for sale	$ 94,904
Tax effect on securities held to maturity	-
Deferred income tax	$ 94,904

NOTE H – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $6,949 was expensed in 2009.

NOTE I – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the stockholder under certain conditions at an amount set forth in the Company's *Articles of Incorporation*. In addition, the stockholder is required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

NOTE J – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash and investment balances in several financial institutions. Accounts were insured by the Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) up to $100,000 per depositor. At times, account balances may exceed federally insured limits. Uninsured balances in excess of FDIC and SIPC limits totaled $47,495 as of September 30, 2008.

Effective October 3, 2008, the federal government increased the FDIC and SIPC deposit insurance limit to $250,000 per depositor through December 31, 2013, at which time it will revert to $100,000. As of September 30, 2009, there were no uninsured amounts.

NOTE K – FAIR VALUE OF ASSETS AND LIABILITIES

Effective October 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements ((*SFAS 157), which provides the framework for measuring fair value under accounting principles generally accepted in the United States of America.

Fair Values Measured on Recurring Basis

Fair values of assets measured on a recurring basis were as follows at September 30:

2009	Fair Value	(Level 1)*
Investments	$ 815,651	$ 815,651

*Level 1 - Quoted prices in active markets for identical assets.

SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2009
(See Independent Auditors' Report)

Aggregate indebtedness		
Accounts payable and accrued expenses	$	131,919
Total aggregate indebtedness	$	131,919
Net capital		
Net worth		
Common stock	$	556
Paid-in capital		382,509
Retained earnings		(98,190)
Other comprehensive income		635,818
Total net worth and allowable liabilities		920,693
Deduct		
Nonallowable assets		
Prepaid assets		4,118
Other assets		3,460
Total deductions		7,578
Net capital before haircuts on securities positions		913,115
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		196,303
Net capital		716,812
Minimum capital required to be maintained ($250,000 or 6-2/3% of aggregate indebtedness of $131,919)		250,000
Net capital in excess of requirements	$	466,812
Ratio of aggregate indebtedness to net capital		18.40%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2009, as filed by Brittingham, Inc. with the New York Stock Exchange on October 23, 2009.

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Brittingham, Inc.
Wilmington, Delaware

In planning and performing our audit of the financial statements of Brittingham, Inc. (the Company) for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the object stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244

The Board of Directors
Brittingham, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Wheeler, Wolfenden + Dwares, PA

November 16, 2009
Wilmington, Delaware